UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                       Commission File Number: 0001418372

                           NOTIFICATION OF LATE FILING

(Check One):    |_| Form 10-K           |_| Form 11-K

                |_| Form 20-F           |X| Form 10-Q

                |_| Form N-SAR

For Period Ended: September 30, 2007

|_| Transition Report on Form 10-K       |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F       |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

For the Transition Period Ended:________________________________________________

  Read instruction (on back page before preparing form). Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

________________________________________________________________________________

________________________________________________________________________________

                         Part I. Registrant Information

Full name of registrant: Salamander Innisbrook, LLC
                         -------------------------------------------------------

Former name if applicable:
                          ------------------------------------------------------

Address of principal executive office (Street and number):

36750 U.S. Highway 19 North
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City, State and Zip Code: Palm Harbor, Florida  34687
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                        Part II. Rules 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      |     (a)   The reasons described in reasonable detail in Part III of this
      |           form could not be eliminated without unreasonable effort or
      |           expense;
      |
      |     (b)   The subject annual report, semi-annual report, transition
      |           report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
|X|   |           thereof will be filed on or before the 15th calendar day
      |           following the prescribed due date; or the subject quarterly
      |           report or transition report on Form 10-Q, or portion thereof
      |           will be filed on or before the fifth calendar day following
      |           the prescribed due date; and
      |
      |     (c)   The accountant's statement or other exhibit required by Rule
      |           12b-25(c) has been attached if applicable.


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                               Part III. Narrative

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant is unable to file its quarterly report on Form 10-Q for the quarter ended September 30, 2007 within the prescribed time period because the Registrant was not able to complete its financial statements in a timely manner without unreasonable cost and expense because the Registrant completed the acquisition of the Innisbrook Resort and Golf Club on July 16, 2007 and the final post-closing working capital settlement amount is currently being negotiated. As part of the acquisition of the Resort, the Registrant has assumed operation and control of the Resort's Rental Pool. The Rental Pool obligates the Registrant to make quarterly distributions of a percentage of room revenues to participating owners under the Amended and Restated Innisbrook Rental Pool Master Lease Agreement, dated January 1, 2004 (the "MLA"). The MLA also entitled participating owners to 50% reimbursement of the refurbishment costs of their units. In addition to reimbursement by the Registrant of such obligations since January 1, 2007 in the amount of $844,498, obligations in connection with the Refurbishment Program, along with all other obligations under the MLA, were assumed by Registrant upon the closing of the acquisition of the Resort. Also, all capital and operating lease obligations of the Resort were assumed by the Registrant upon the closing of the acquisition of the Resort. The Registrant is carefully evaluating the accounting principles to apply to the Rental Pool operations and requires additional time to complete this process.

                           Part IV. Other Information

      (1) Name and telephone number of person to contact in regard to this notification

Nana Lontakos                                       727-942-5500
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        (Name)                             (Area code)  (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                |X| Yes   |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                |X| Yes   |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant was formed for the purpose of acquiring and operating the Resort and had no operations in the corresponding period for the last fiscal year. Consequently, the Registrant anticipates that its results of operations will have been significantly impacted by the acquisition of the Resort and related rights, obligations, liabilities and assets, as compared to the corresponding period for the last fiscal year. The Company anticipates a net loss for the period July 16, 2007 to September 30, 2007 in the range of approximately $(2,500,000) to $(3,000,000).


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                           Salamander Innisbrook, LLC
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2007                 By: /s/ Chuck Pomerantz
      -------------------------             -------------------
                                        Name: Chuck Pomerantz
                                        Title: Vice President and Managing
                                               Director

                                    Attention

      Intentional misstatements or omissions of fact constitute Federal criminal violations (See U.S.C. 1001).


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